FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of January 2007

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



January 30, 2007


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

                                                               January 30, 2007

Dear Shareholders,

                                           Chairman of the Board,
                                           President and Chief Executive Officer
                                           Masamitsu Sakurai

                      CHANGES IN REPRESENTATIVE DIRECTORS

Ricoh Company, Ltd. announces a personnel change of Representative Director as approved by the Meeting of the Board of Directors held today, January 30, 2007.

1. Background

Since the time I assumed the position of President in 1996, Ricoh has worked hard to enhance its corporate value through aggressive global business development as well as a strong promotion of digitalization, colorization and networking of office equipment in today's information society.

Ricoh is committed to further growth and creating value based on our customer-driven approach and advanced technology in a highly competitive, converging, global environment. To ensure our continued success we have decided to take a new step forward under the direction of a new leader.

2. Content of the decision

Personnel change of the Representative Director

-------------------------------------------------------------------------------
          Name                       New                      Current
-------------------------------------------------------------------------------
Mr. Masamitsu Sakurai     Chairman of the Board      Chairman of the Board
                          Representative Director    Representative Director
                                                     President and Chief
                                                     Executive Officer
-------------------------------------------------------------------------------
Mr. Shiroh Kondoh         Representative Director    Director
                          President and Chief        Corporate Executive Vice
                          Executive Officer          President
-------------------------------------------------------------------------------

3. Profile

Name:           Shiroh Kondoh

Date of Birth:  October 7, 1949

Education:      Graduated from Niigata University
                (Faculty of Engineering)

Place of Birth: Niigata (Japan)

Career:         Apr. 1973 Joined the Company
                July 1999 Deputy General Manager of Imaging System Business
                          Group
                June 2000 Senior Vice President
                Oct. 2000 General Manager of Imaging System Business Group June 2002 Executive Vice President
                June 2003 Managing Director
                Oct. 2004 General Manager of MFP Business Group (current) June 2005 Director (current)
                June 2005 Corporate Executive Vice President (current)

Name:           Masamitsu Sakurai

Date of Birth:  January 8, 1942

Education:      Graduated from Waseda University
                (Faculty of Science and Technology)

Place of Birth: Tokyo (Japan)

Career:         Apr. 1966 Joined the Company
                May  1984 President, Ricoh UK Products Ltd.
                June 1992 Director, General Manager of Purchasing Division,
                          Ricoh Company, Ltd.
                Apr. 1993 President, Ricoh Europe B.V.
                June 1994 Managing Director, Ricoh Company, Ltd.
                Jan. 1995 Managing Director, Ricoh Company, Ltd. with
                          responsibility for Research and Development
                Mar. 1995 General Manager, Research and Development Group
                          Ricoh Company, Ltd.
                Apr. 1996 President, Ricoh Company, Ltd.
                June 2005 Chairman of the Board, President and Chief Executive
                          Officer, Ricoh Company, Ltd. (current)

4. Effective Date

April 1, 2007

Contact for press:

   Ricoh Company, Ltd.
   PR Department
   8-13-1 Ginza, Chuo-ku, Tokyo, Japan
   +81-3-6278-5228(Japan)
   koho@ricoh.co.jp